UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Evans & Sutherland Computer Corporation

(Name of Issuer)

Common Stock, $0.20 par value

(Title of Class of Securities)

299096107

(CUSIP Number)

Shaun Miller

Corporate Secretary

Elevate Entertainment Inc.

4143 Maple Avenue, Suite 400

Dallas, Texas 75219

Telephone: (214) 301-4250

Copy to:

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(214) 746-7779

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 299096107		13D

1	Names of Reporting Persons STEPHEN T. WINN

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,160,360(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,360(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 55.9%(1)

14	Type of Reporting Person IN

(1)

An aggregate of 6,960,360 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 55.9% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons MIRASOL CAPITAL, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,160,360(2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,360(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 55.9%(2)

14	Type of Reporting Person OO

(2)

An aggregate of 6,960,360 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 55.9% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT PARTNERS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,160,360(3)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,360(3)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 55.9%(3)

14	Type of Reporting Person OO, HC

(3)

An aggregate of 6,960,360 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 55.9% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,160,360(4)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,360(4)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 55.9%(4)

14	Type of Reporting Person CO, HC

(4)

An aggregate of 6,960,360 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 55.9% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ENTERTAINMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,160,360(5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,360(5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 55.9%(5)

14	Type of Reporting Person CO, HC

(5)

An aggregate of 6,960,360 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 55.9% of the outstanding shares of common stock of the Issuer.

CUSIP No. 299096107		13D

1	Names of Reporting Persons ELEVATE ACQUISITION CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 7,160,360(6)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,160,360(6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 55.9%(6)

14	Type of Reporting Person CO

(6)

An aggregate of 6,960,360 shares of common stock of Evans & Sutherland Computer Corporation (the “Issuer”) representing shares beneficially owned by the Shareholders (as defined below) are subject to Tender and Support Agreements (the “Tender and Support Agreements”), each dated as of February 9, 2020, by and among Elevate Entertainment Inc. (“Parent”) and Elevate Acquisition Corporation (“Merger Sub”), on the one hand, and each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (each, a “Shareholder” discussed in Items 3 and 4 below), which were entered into in connection with the Agreement and Plan of Merger, dated as of February 9, 2020, by and among Parent, Merger Sub and the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of Stephen T. Winn, Mirasol Capital, LLC, Elevate Entertainment Partners LLC, Elevate Entertainment Holdings Inc., Elevate Entertainment Inc. or Elevate Acquisition Corporation is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any shares of common stock of the Issuer underlying the Tender and Support Agreements. Seren Capital, Ltd., a Texas limited partnership and affiliate of Mr. Winn (“Seren”), currently holds an aggregate of 200,000 shares of common stock of the Issuer. Based on the number of shares of common stock of the Issuer outstanding as of February 9, 2020, the aggregate number of shares of common stock of the Issuer (i) covered by the Tender and Support Agreements and held by the Shareholders and (ii) held by Seren, represents approximately 55.9% of the outstanding shares of common stock of the Issuer.

Item 1.           Security and Issuer

This statement relates to the common stock, $0.20 par value (the “Shares”), issued by Evans & Sutherland Computer Corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 770 Komas Drive, Salt Lake City, Utah 84108.

Item 2.                                 Identity and Background

This statement is being filed pursuant to Rule 13d-1 under the Act, by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.              Stephen T. Winn, an individual;

2.              Mirasol Capital, LLC, a Delaware limited liability company (“Mirasol”);

3.              Elevate Entertainment Partners LLC, a Delaware limited liability company (“EEP”);

4.              Elevate Entertainment Holdings Inc., a Delaware corporation (“EEH”);

5.              Elevate Entertainment Inc., a Delaware corporation (“Parent”); and

6.              Elevate Acquisition Corporation, a Delaware corporation (“Merger Sub”).

The persons and entities listed in subparagraphs (1) through (5) above are herein collectively referred to as “Elevate Reporting Persons.”

Stephen T. Winn is the sole manager and president of Mirasol and the manager of the general partner of Seren Capital, Ltd., a Texas limited partnership (“Seren”).

Mirasol is the sole member of EEP, which in turn is the sole shareholder of EEH, which in turn is the sole shareholder of Parent.

Mr. Winn may be deemed to be the beneficial owner of the Shares held by Seren by virtue of his position as the manager of the general partner of Seren.

The Elevate Reporting Persons may be deemed to be the beneficial owner of the Shares held by the Shareholders by virtue of their ownership interest in Merger Sub.

The address of the principal business and the principal office of the Elevate Reporting Persons is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. Mirasol is a “family office” as that term is defined under the Investment Advisors Act of 1940.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Mirasol, Parent and Merger Sub is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                 Source and Amount of Funds or Other Consideration

The total amount of funds required by Merger Sub to consummate the Offer and the Merger (each, as defined below) is approximately $14,500,000, plus related fees and expenses. The Reporting Persons expect these payments to be funded using cash on hand.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.                                 Purpose of Transaction

As described in Item 3 above, this statement is being filed in connection with the Merger Agreement (as defined below) and the Tender and Support Agreements (as defined below) (together with the Merger Agreement, the “Transaction Agreements”).

On February 9, 2020, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub pursuant to which, subject to the satisfaction or waiver of the conditions therein (i) Merger Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of common stock, par value $0.20 per share (the “Shares”), of the Issuer, at a purchase price of $1.19 per Share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in an Offer to Purchase and in the related Letter of Transmittal, each to be filed under Schedule TO by Merger Sub, and (ii) after consummation of the Offer and the satisfaction or waiver of certain conditions, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”).

Subject to the terms of the Merger Agreement, if the Offer is consummated and certain other conditions are satisfied, Merger Sub is required to effect the Merger pursuant to the Utah Revised Business Corporation Act. At the effective time of the Merger, all of the then issued and outstanding Shares (other than Shares held by the Issuer as treasury stock, by any subsidiary of the Issuer or by Parent, Merger Sub or any of their respective subsidiaries or Shares for which the holder thereof properly exercised dissenters’ rights) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any applicable tax withholding.

As an inducement to enter into the Merger Agreement, each of Peter R. Kellogg, Cynthia K. Kellogg Revocable Trust, Bermuda Partners LP, Stuart Sternberg, David Bateman, Paul Dailey, Kirk Johnson, Larry Pierce and Jonathan Shaw (collectively, the “Supporting Shareholders”), each of whom is a shareholder of the Issuer, have entered into Tender and Support Agreements with Parent and Merger Sub (the “Tender and Support Agreements”), pursuant to which the Supporting Shareholders have agreed, among other things, no later than three business days after the commencement of the Offer, to tender into the Offer and not withdraw all outstanding Shares such Supporting Shareholder owns beneficially (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Act”)) and/or of record (together with any other Shares that are, after the date of the Tender and Support Agreements issued to, or otherwise acquired or owned, beneficially or of record by, each such Supporting Shareholder until the earlier to occur of the Effective Time, the termination of the Tender and Support Agreement or the termination of the Merger Agreement (the “Agreement Period”), including through the exercise of any stock options, warrants, convertible or exchangeable securities or other similar instruments of the Issuer) (collectively, the “Subject Shares”). The Tender and Support Agreements also provide that, during the Agreement Period, the Supporting Shareholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement attached as Exhibit 2.1 to this Schedule 13D), and that Parent is appointed as the Supporting Shareholders’ attorney-in-fact and proxy to so vote their Subject Shares. Based on the number of Shares of the Issuer outstanding as of February 9, 2020, the Supporting Shareholders signing the Tender and Support Agreements hold an aggregate of 54.4% of the outstanding Shares.

Shared voting power with respect to the Shares owned by the Supporting Shareholders may be deemed to have been acquired through execution of the Tender and Support Agreements. The Elevate Reporting Persons may be deemed to be the beneficial owner of the Shares held by the Supporting Shareholders by virtue of their ownership interest in Merger Sub. The Reporting Persons have not expended any funds in connection with the execution of the Tender and Support Agreements.

Shared voting power with respect to the Shares owned by Seren may be deemed to have been acquired through Mr. Winn’s position as the manager of the general partner of Seren. Similarly, Mr. Winn may be deemed to be the beneficial owner of the Shares held by Seren by virtue of his position as the manager of the general partner of Seren.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Supporting Shareholder (as represented to Parent by the Issuer and the Supporting Shareholders) and Seren.

The purpose of the Merger is to acquire the control of, and, the entire equity interest in, the Issuer while allowing the Issuer’s shareholders an opportunity to receive the Merger Consideration. Following the consummation of the Offer, Parent and Merger Sub intend to complete the Merger as promptly as practicable, subject to the satisfaction or waiver of certain conditions. At the closing of the Merger, the Issuer will file (i) with the Utah Department of Commerce, Division of Corporations and Commercial Code (the “Division”) articles of merger (the “Utah Articles of Merger”), and (ii) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) a certificate of merger (the “Delaware Certificate of Merger,” together with the Utah Articles of Merger, the

“Certificates of Merger”). The Merger Agreement provides that the Merger will become effective on such date and at the later of the time in which (a) the Delaware Certificate of Merger is filed and accepted by the Delaware Secretary of State, and (b) the Utah Articles of Merger are filed and accepted by the Division, or at such later time as is agreed to by Parent and the Issuer and specified in the Certificates of Merger (the “Effective Time”).

The Merger Agreement provides that, effective upon the first time as of which Merger Sub accepts any Shares for payment pursuant to the Offer and from time to time thereafter, Parent will be entitled to designate to serve on the board of directors of the Issuer (the “Issuer Board”) a number of directors rounded up to the next whole number, calculated by multiplying (i) the total number of directors on the Issuer Board (giving effect to any increase in the size of the Issuer Board contemplated by the Merger Agreement) by (ii) a fraction, the numerator of which is equal to the aggregate number of Shares then beneficially owned by Parent or Merger Sub (including all shares accepted for payment in the Offer) and the denominator of which is equal to the total number of Shares then issued and outstanding (provided that in no event will Parent’s director designees constitute less than a majority of the entire Issuer Board). The Issuer has agreed, pursuant to the Merger Agreement, to take all action necessary to cause Parent’s designees to be elected to the Issuer Board, including by seeking resignations from individuals currently serving on the Issuer Board and, if such resignations are not obtained, to increase the size of the Issuer Board.  The Issuer has also agreed to take such actions for the committees of the Issuer Board and for the boards of directors, or equivalent, of the subsidiaries of the Issuer.

The Merger Agreement also provides that, unless otherwise designated by Parent, from and after the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

The Utah Control Shares Acquisitions Act (the “Control Shares Act”) provides that “control shares” of a corporation acquired in a control share acquisition have no voting rights except as granted by the shareholders of the corporation. “Control shares” are shares that, when added to shares then owned or controlled by a shareholder, increase the shareholder’s control of voting power above one of three thresholds: more than one-fifth, more than one-third, or more than one-half of the outstanding voting power of the corporation. A “control share acquisition” means the acquisition by any person of ownership of issued and outstanding control shares or the acquisition of power to direct the exercise of voting power with respect to issued and outstanding control shares. A corporation may provide in its articles of incorporation or bylaws that the Control Shares Act does not apply to the corporation. The Issuer has amended its Bylaws to exempt from the provisions of the Control Shares Act any acquisition of shares of the Issuer by any person or entity pursuant to or in connection the transactions contemplated by the Merger Agreement.

Following the Merger, there will be no public market for the Shares, and registration of the Shares under the Act will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 13, 2020. The form of the Tender and Support Agreement is attached as Exhibit 2.1 to this Schedule 13D.

The Offer has not yet commenced and the Merger has not yet been consummated. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares.

Item 5.                                 Interest in Securities of the Issuer

(a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Transaction Agreements and those Shares owned by Seren, the Reporting Persons have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.

As a result of the Transaction Agreements, the Reporting Persons may be deemed to have the power to vote up to an aggregate of 7,160,360 Shares against certain matters set forth in Item 4 above, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may each be deemed to be the beneficial owner of the number of Shares corresponding to each Reporting Person as set forth above in this Schedule 13D. All Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 55.9% of the issued and outstanding Shares as of February 9, 2020.

The Reporting Persons are not entitled to any rights as shareholders of the Issuer as to the Shares covered by the Transaction Agreements, except as otherwise expressly provided in the Transaction Agreements. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owners of any ordinary shares of the Issuer covered by the Transaction Agreements.

Except as set forth in this Item 5(a), including with respect to those Shares that may be deemed to be beneficially owned in connection with the Transaction Agreements and those Shares owned by Seren, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons named in Schedule A hereto beneficially own any Shares.

(c) Except for the Transaction Agreements described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the Transaction Agreements and Shares held by Seren described above and as noted below, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.                                 Material to be Filed as Exhibits

2.1	Form of Tender and Support Agreement*

99.1	Joint Filing Agreement*

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2020

Stephen T. Winn

/s/ Stephen T. Winn

Mirasol Capital, LLC

By:	/s/ Stephen T. Winn

	Name:	Stephen T. Winn
	Title:	President

Elevate Entertainment Partners LLC

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Entertainment Holdings Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Entertainment Inc.

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

Elevate Acquisition Corporation

By:	/s/ Jeb Terry Jr.

	Name:	Jeb Terry Jr.
	Title:	President and Chief Executive Officer

SCHEDULE A

1.      Mirasol Capital, LLC

The name, business address, title, present principal occupation or employment of each of the managers / directors and executive officers of Mirasol Capital, LLC (“Mirasol”), are set forth below. If no business address is given, the manager’s / director’s or executive officer’s business address is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mirasol. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Managers

Stephen T. Winn	Sole Manager

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Stephen T. Winn	President

2.      Elevate Entertainment Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Elevate Entertainment Inc. (“Parent”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Parent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Stephen T. Winn	Sole Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Jeb Terry Jr.	President and Chief Executive Officer

Shaun Miller	Secretary

3.      Elevate Acquisition Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Elevate Acquisition Corporation (“Merger Sub”) are set forth below. If no business address is given, the director’s or executive officer’s business address is 4143 Maple Avenue, Suite 400, Dallas, Texas 75219. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Merger Sub. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors

Stephen T. Winn	Sole Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)

Jeb Terry Jr.	President and Chief Executive Officer

Shaun Miller	Secretary

SCHEDULE B

Shareholder	Shares Beneficially Owned (1)
David Bateman	245,000
Paul Dailey	345,312
Kirk Johnson	296,666
Cynthia Kellogg	359,700
Peter Kellogg	4,001,000
Larry Pierce	180,763
Jonathan Shaw	345,327
Stuart Sternberg	1,186,592
Seren Capital, Ltd.	200,000

(1)     As of February 9, 2020, as provided by the Issuer.